Exhibit 99.3

Auris Medical Reports Third Quarter 2017 Financial Results and Provides Business Update

•	HEALOS trial with AM-111 did not meet the primary efficacy endpoint, but showed statistically and clinically significant effect in profound acute hearing loss subpopulation

•	Phase 3 results from Keyzilen® TACTT3 trial expected in first quarter of 2018

•	Conference call and live webcast set for 8:00 am ET (2:00 pm CET) today

Zug, Switzerland, November 28, 2017 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today announced financial results for the third quarter ended September 30, 2017 and provided a business update.

“The read-out from the HEALOS Phase 3 trial with AM-111 in acute inner ear hearing loss is a major milestone for Auris,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “Although the trial did not meet our expectations on the primary efficacy endpoint in the overall study population, we are very pleased to see the statistically and clinically significant treatment effects in the profound hearing loss subpopulation. Considering the high unmet medical need, we look forward to discussing the regulatory pathway for AM-111 with the regulatory agencies. In addition, we continue to focus on the development of Keyzilen® for acute inner ear tinnitus, with top-line Phase 3 results expected in early 2018, and AM-125 for vertigo, which is preparing for Phase 1.”

Development Program Updates

AM-111 for Acute Inner Ear Hearing Loss

•	Reported top-line data from HEALOS, a randomized placebo-controlled Phase 3 clinical trial with AM-111 in patients suffering from severe to profound sudden deafness. Overall, the trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either the AM-111 0.4 mg/mL or AM-111 0.8 mg/mL treatment groups. The mean hearing improvement was 38.4 dB for patients in the AM-111 0.4 mg/mL group compared to 33.4 dB for the placebo group (p=0.226). For patients in the AM-111 0.8 mg/mL group the mean improvement was 36.6 dB (p=0.448).

•	A post-hoc analysis of the subpopulation with profound acute hearing loss (i.e. mean hearing threshold of 90 dB or higher; n=98) revealed a clinically relevant and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. The improvement at Day 28 was 42.7 dB in the AM-111 0.4 mg/mL group vs. 26.8 dB in the placebo group (p=0.0176). In the AM-111 0.8 mg/mL group the improvement was 37.3 dB (p=0.126).

•	AM-111 was well tolerated in the HEALOS trial, and the primary safety endpoint was met. There was no significant difference in the occurrence of clinically relevant hearing deterioration between either of the active treated groups and the placebo group at Day 28.

•	The Company plans to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, the Company will terminate the ASSENT trial early as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

Keyzilen® (AM-101) for Acute Inner Ear Tinnitus

•	Completed patient recruitment for the Phase 3 TACTT3 trial, which is being conducted in Europe. In total, the trial enrolled 741 patients; 373 patients were enrolled within the first three months from tinnitus onset (acute stage) and 368 patients were enrolled between three to twelve months from onset (post-acute stage). Auris Medical expects to announce top-line results from TACTT3 in the first quarter of 2018.

AM-125 for Vertigo

•	Completed the acquisition of various assets related to intranasal betahistine from Otifex Therapeutics Ltd. In addition, Auris Medical obtained from an undisclosed party the right to use certain proprietary preclinical and clinical data that will support the AM-125 development program and future regulatory filings.

•	Received regulatory feedback from the U.S. Food and Drug Administration through a Pre-IND meeting and from two European health authorities. The feedback is being incorporated in the Company’s development plans for AM-125, including the planned second Phase 1 clinical trial with AM-125. The study is expected to start enrolling patients during the first quarter of 2018 and will seek to determine the maximum tolerated dose with single and repeated dosing.

•	Hosted a symposium, Targeting Histamine Receptors for Vertigo Therapy, during the American Academy of Otolaryngology-Head and Neck Surgery Foundation Annual Meeting & OTO Experience on September 11, 2017, in Chicago.

Corporate Developments

•	Executed share purchase agreements with Lincoln Park Capital Fund, LLC for up to $15.0 million to provide additional operational flexibility.

Other Developments

•	Thomas Jung, MD, PhD, who joined Auris Medical in 2016 as Chief Development Officer, has decided to leave the Company by the end of the year to pursue a new career opportunity.

Third Quarter 2017 Financial Results

•	Cash and cash equivalents at September 30, 2017, totaled CHF 20.2 million.

•	Total operating expenses for the third quarter of 2017 were CHF 5.6 million compared to CHF 7.5 million for the third quarter of 2016.

•	Research and development expenses for the third quarter of 2017 were CHF 4.2 million compared to CHF 6.3 million for the third quarter of 2016.

•	General and administrative expenses for the third quarter of 2017 were CHF 1.3 million compared to CHF 1.2 million for the third quarter of 2016.

•	Net loss for the third quarter of 2017 was CHF 6.0 million, or CHF 0.14 per share, compared to CHF 7.9 million, or CHF 0.23 per share, for the third quarter of 2016.

The Company expects that its operating expenses in 2017 will be lower than the previous guidance of CHF 28 to 32 million and that existing cash and cash equivalents will enable the funding of operations into the second quarter of 2018.

Conference Call & Webcast Information

Auris Medical will host a conference call and webcast to discuss the top-line results from the HEALOS trial, the third quarter 2017 financial results and to provide a general business update today, November 28, 2017, at 8:00 am Eastern Time (2:00 pm Central European Time). To participate in this conference call, dial 1-877-280-1254 (USA) or +1-646-254-3365 (International), and enter passcode 4997511. A live webcast of the conference call will be available in the Investor Relations section of the Auris Medical website at www.aurismedical.com and a replay of the conference call will be available following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in neurotology. The company is focused on the Phase 3 development of treatments for acute inner ear hearing loss (AM-111) and for acute inner ear tinnitus (Keyzilen®; AM-101) by way of intratympanic administration with biocompatible gel formulations. In addition, Auris Medical is developing intranasal betahistine for vertigo (AM-125) as well as early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of Auris Medical Holding AG trade on the NASDAQ Capital Market under the symbol “EARS.”

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Auris Medical’s product candidates, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2016, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact: Daniel Ferry, LifeSci Advisors, 1-617-535-7746, investors@aurismedical.com

Media contact: David Schull, Russo Partners, 1-858-717-2310, david.schull@russopartnersllc.com

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three and Nine Months Ended September 30, 2017 and 2016 (in CHF)

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2017	2016	2017	2016
Research and development	(4'221'324)	(6'344'600)	(14'925'642)	(19'763'338)
General and administrative	(1'336'217)	(1'197'541)	(3'997'373)	(4'144'687)
Operating loss	(5'557'541)	(7'542'141)	(18'923'015)	(23'908'025)
Interest income	7'788	18'118	53'563	44'284
Interest expense	(416'956)	(404'453)	(1'248'400)	(409'712)
Foreign currency exchange gain/loss, net	1'650	(191'687)	(929'386)	(1'177'624)
Revaluation gain/loss from derivative financial instruments	(55'613)	228'190	1'705'018	228'190
Transaction costs	0	0	(506'234)	0
Loss before tax	(6'020'672)	(7'891'973)	(19'848'454)	(25'222'887)
Income tax gain	8'191	0	24'573	0
Net loss attributable to owners of the Company	(6'012'481)	(7'891'973)	(19'823'881)	(25'222'887)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability	94'463	23'412	378'100	(584'455)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(4'594)	5'968	55'316	31'932
Other comprehensive income/(loss)	89'869	29'380	433'416	(552'523)
Total comprehensive loss attributable to owners of the Company	(5'922'612)	(7'862'593)	(19'390'465)	(25'775'410)

Basic and diluted loss per share	(0.14)	(0.23)	(0.48)	(0.73)

AURIS MEDICAL HOLDING AG

Condensed Consolidated Interim Statement of Financial Position (unaudited)

(in CHF)

	SEPTEMBER 30, 2017	DECEMBER 31, 2016
ASSETS
Non-current assets
Property and equipment	273'282	369'294
Intangible assets	1'629'100	1'482'520
Other non-current financial assets	76'702	114'778
Total non-current assets	1'979'084	1'966'592

Current assets
Other receivables	299'970	296'531
Prepayments	447'456	952'595
Cash and cash equivalents	20'198'415	32'442'222
Total current assets	20'945'841	33'691'348

Total assets	22'924'925	35'657'940

EQUITY AND LIABILITIES
Equity
Share capital	17'731'881	13'731'881
Share premium	113'348'971	112'838'815
Foreign currency translation reserve	(28'228)	(83'544)
Accumulated deficit	(131'530'523)	(112'344'303)
Total shareholders’ equity attributable to owners of the Company	(477'899)	14'142'849

Non-current liabilities
Loan	6'626'525	10'151'498
Derivative financial instruments	3'502'577	117'132
Employee benefits	1'815'329	2'092'434
Deferred tax liabilities	172'009	196'582
Total non-current liabilities	12'116'440	12'557'646

Current liabilities
Loan	4'406'208	2'212'706
Trade and other payables	1'150'326	1'837'997
Accrued expenses	5'729'850	4'906'742
Total current liabilities	11'286'384	8'957'445
Total liabilities	23'402'824	21'515'091
Total equity and liabilities	22'924'925	35'657'940